Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Titan Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-41138) on Form S-8 of The Titan Corporation of our report dated June 28, 2004, with respect to the statements of net assets available for benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the supplemental schedule, which report appears in the December 31, 2003, annual report on Form 11-K of the Averstar, Inc. Profit Sharing and Savings Plan.

/s/ KPMG LLP

McLean,Virginia
June 28, 2004